SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30503; 812-13886]

Millington Exchange Traded MAVINS Fund, LLC and Millington Securities, Inc.; Notice of

Application

May 2, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and (a)(2) of the Act.

Applicants: Millington Exchange Traded MAVINS Fund, LLC (the "Company") and Millington

Securities, Inc. (the "Adviser")

Summary of Application: Applicants request an order that permits: (a) series of certain open-

end management investment companies to issue shares ("Shares") redeemable in large

aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at

negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; and (d) certain

affiliated persons of the series to deposit securities into, and receive securities from, the series in

connection with the purchase and redemption of Creation Units.

Filing Dates: The application was filed on April 6, 2011, and amended on September 23, 2011,

June 22, 2012, November 16, 2012, and May 1, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 28, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: 222 South Mill Street, Naperville, IL

60540.

For Further Information Contact: Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division

of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

      1.   The Company, a limited liability company organized under the laws of Delaware,

intends to register with the Commission as an open-end management investment company. The

Applicants are requesting relief not only for the Company and its current series, the Millington

Large-Cap ETF ("Initial Fund"), but also with respect to future series of the Company, and to

any registered open-end management investment companies or series thereof that may be created

in the future and that utilizes active management investment strategies ("Future Funds" and

collectively with the Initial Fund, the "Funds").[1] Funds may invest in equity securities or fixed

income securities traded in the U.S. or non-U.S. markets or a combination of equity and fixed

income securities, including "to-be-announced transactions" ("TBAs")[2] and depositary receipts

("Depositary Receipts").[3] The securities, other assets, and other positions in which a Fund

invests are its "Portfolio Positions."[4] The Company currently expects that the Initial Fund's

investment objective will be to provide the potential for capital appreciation by investing in a

portfolio of large-cap domestic equity securities.

2.   Each Fund will (a) be advised by Millington Securities, Inc. or an entity

controlling, controlled by or under common control with Millington Securities, Inc. (each such

entity and any successor thereto included in the term "Adviser") and (b) comply with the terms

and conditions stated in the application. Millington Securities, Inc. is an Illinois corporation and

is registered as an investment adviser under section 203 of the Investment Advisers Act of 1940

(the "Advisers Act"). Any other Adviser to a Fund will be registered under the Advisers Act.

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[1] All entities that currently intend to rely on the requested order are named as Applicants and any Fund that currently intends to rely on the requested order is identified in the application. Any other entity that relies on the requested order in the future will comply with the terms and conditions of the application.

[2] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[3] Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 ("Securities Act") on Form F-6. ADR trades occur either on a national securities exchange as defined in Section 2(a)(26) of the Act ("Listing Exchange") or off-exchange. Financial Industry Regulatory Authority Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants, any Adviser, Fund Sub-Adviser (as defined below), or Fund will serve as the depositary for any Depositary Receipts held by a Fund. A Fund will not invest in any Depositary Receipts that the Adviser (or, if applicable, the Fund Sub-Adviser) deems to be illiquid or for which pricing information is not readily available.

[4] If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund's use of derivatives and (ii) how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives; and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

The Adviser may retain sub-advisers (each, a "Fund Sub-Adviser") in connection with the

Funds; each Fund Sub-Adviser will be registered under the Advisers Act or not subject to such

registration.

3.　　　Millington Securities, Inc. is also a broker-dealer registered under the Securities

Exchange Act of 1934 ("Exchange Act") and either it or another broker-dealer registered under

the Exchange Act will serve as the principal underwriter and distributor for each of the Funds

(the "Distributor"). No Distributor, Adviser, Fund Sub-Adviser, Fund or the Company will be an

Affiliate of a Fund's Listing Exchange.

4.　　　Shares of each Fund will be purchased from the Company only in large

aggregations of a specified number referred to as "Creation Units." Creation Units may be

purchased through orders placed with the Distributor by or through an "Authorized Participant"

which is either (1) a broker-dealer or other participant in the Continuous Net Settlement ("CNS")

System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is

registered with the Commission, or (2) a participant ("DTC Participant") in the Depository Trust

Company "DTC"), and which in either case has executed a participant agreement with the

Distributor, the Fund, and the Fund's transfer agent with respect to the creation and redemption

of Creation Units. Purchases and redemptions of the Funds' Creation Units will be processed

either through an enhanced clearing process available to DTC Participants that are also

participants in the CNS system of the NSCC (the "NSCC Process") or through a manual clearing

process that is available to all DTC Participants (the "DTC Process").

5.　　　In order to keep costs low and permit each Fund to be as fully invested as

possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind

basis. Accordingly, except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[5] On any given Business Day[6] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[7] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[8] or (c) TBA Transactions and other positions that cannot be transferred in kind[9] will be excluded from the Creation Basket.[10] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged

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[5] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[6] Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[7] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[8] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[9] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[10] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

for the Creation Unit, the party conveying instruments with the lower value will also pay to the

other an amount in cash equal to that difference (the "Balancing Amount").

6. Purchases and redemptions of Creation Units may be made in whole or in part on

a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there

is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces

before the open of trading that all purchases, all redemptions or all purchases and redemptions on

that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from

an Authorized Participant, a Fund determines to require the purchase or redemption, as

applicable, to be made entirely in cash;[11] (d) if, on a given Business Day, a Fund requires all

Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

respectively, solely because: (i) such instruments are not eligible for transfer through either the

NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments

("Global Funds"), such instruments are not eligible for trading due to local trading restrictions,

local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an

Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the

Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such

instruments are, in the case of the purchase of a Creation Unit, not available in sufficient

quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the

investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a

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[11] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis
(whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund
and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share
purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income
markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds
from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result
in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.
As a result, tax considerations may warrant in-kind redemptions.

Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[12]

7. Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Listing Exchange or a major market data vendor will disseminate every 15 seconds throughout the trading day an amount representing the Fund's estimated NAV, which will be the value of the Fund's Portfolio Positions, on a per Share basis.

8. An investor purchasing or redeeming a Creation Unit will be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[13] The Distributor will deliver a confirmation and Fund prospectus ("Prospectus") to the purchaser. In addition, the Distributor will maintain records of both the orders placed with it and the confirmations of acceptance furnished by it.

9. Beneficial owners of Shares may sell their Shares in the secondary market. Shares will be listed on a Listing Exchange and traded in the secondary market in the same manner as other equity securities. Applicants state that one or more specialists or market makers

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[12] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[13] Where a Fund, under the procedures described above, permits an in-kind purchaser to substitute cash for a portion of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Securities.

will be assigned to the Shares.[14] The price of Shares trading on the secondary market will be

based on a current bid-offer market. Transactions involving the sale of Shares on the Listing

Exchange will be subject to customary brokerage commissions and charges.

10.   Applicants expect that purchasers of Creation Units will include arbitrageurs and

that Listing Exchange specialists or market makers, acting in their unique role to provide a fair

and orderly secondary market for Shares, also may purchase Creation Units for use in their own

market making activities. Applicants expect that secondary market purchasers of Shares will

include both institutional investors and retail investors.[15] Applicants state that because the

market price of Creation Units will be disciplined by arbitrage opportunities, investors should be

able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

11.   Neither the Company nor any Fund will be advertised or marketed as a

conventional open-end investment company or mutual fund. Instead, each Fund will be

marketed as an "actively-managed exchange-traded fund." Any advertising material that

describes the features of obtaining, buying or selling Creation Units, or buying or selling Shares

on the Listing Exchange, or where there is reference to redeemability, will prominently disclose

that Shares are not individually redeemable and that owners of Shares may acquire Shares from a

Fund and tender those Shares for redemption to a Fund in Creation Units only.

12.   The Funds' website, which will be publicly available prior to the public offering

of Shares, will include, or will include links to, each Fund's current Prospectus and Summary

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[14] If Shares are listed on NASDAQ, no specialist would be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Listing Exchange.

[15] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. DTC or DTC Participants will maintain records of beneficial ownership of Shares.

Prospectus (if any), which may be downloaded. That website, which will be publicly available at no charge, will also contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Listing Exchange, each Fund will also disclose on the website the identities and quantities of its Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[16]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is

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[16] Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

consistent with the policies of the registered investment company and the general provisions of

the Act.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

entitled to receive approximately a proportionate share of the issuer's current net assets, or the

cash equivalent. Applicants request an order to permit the Company to register as an open-end

management investment company and redeem Shares in Creation Units only. Applicants state

that each investor is entitled to purchase or redeem Creation Units rather than trade the

individual Shares in the secondary market. Applicants further state that because of the arbitrage

possibilities created by the redeemability of Creation Units, it is expected that the market price of

an individual Share will not vary materially from its NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable

security do so only at a price based on its NAV. Applicants state that secondary market trading

in Shares will take place at negotiated prices, rather than at the current offering price described in

the Fund's Prospectus. Thus, purchases and sales of Shares in the secondary market will not

comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5. Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers, and (c) to ensure an orderly distribution of shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6. Applicants state that (a) secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve the Company or Funds as parties, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the difference between the market price of Shares and their NAV remains immaterial.

Section 22(e)

7. Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that the settlement of redemptions of Creation Units of Global Funds will be contingent

not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in

foreign markets in which those Funds invest. Applicants assert that, under certain circumstances,

the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local

market holiday schedules, may require a delivery process of up to 14 calendar days. Applicants

therefore request relief from section 22(e) in order for each Global Fund to provide payment or

satisfaction of redemptions within the maximum number of calendar days required for such

payment or satisfaction in the principal local market(s) where transactions in its Portfolio

Positions customarily clear and settle, but in any event, within a period not to exceed fourteen

calendar days.[17]

8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state

that allowing redemption payments for Creation Units of a Global Fund to be made within 14

calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants

state that each Global Fund's statement of additional information ("SAI") will disclose those

local holidays (over the period of at least one year following the date of the SAI), if any, that are

expected to prevent the delivery of redemption proceeds in seven calendar days and the

maximum number of days, up to 14 calendar days, needed to deliver the proceeds for that Global

Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do

not effect redemptions of Creation Units in-kind.

Sections 17(a)(1) and (2) of the Act

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[17] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that they may otherwise have under rule 15c6-1 under the Exchange Act, which requires that most securities transactions be settled within three business days of the trade date.

9.   Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" of a fund as "the power to exercise a controlling influence over the management or policies" of the fund and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by an Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (an "Affiliated Fund").

10.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b) to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

11.   Applicants assert that no useful purpose would be served by prohibiting the affiliated persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly

the same manner for all purchases and redemptions. The valuation of the Deposit Instruments

and Redemption Instruments will be made in the same manner, and in the same manner as the

Fund's Portfolio Positions, regardless of the identity of the purchaser or redeemer. Except with

respect to cash determined in accordance with the procedures described in section I.G.1. of the

application, Deposit Instruments and Redemption Instruments will be the same for all purchasers

and redeemers. Therefore, applicants state that the in-kind purchases and redemptions will

afford no opportunity for the specified affiliated persons of a Fund to effect a transaction

detrimental to other holders of Shares of that Fund. Applicants do not believe that in-kind

purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

Applicant's Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

1. As long as the Funds operate in reliance on the requested order, the Shares of the

Funds will be listed on a Listing Exchange.

2. Neither the Company nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund. Any advertising material that describes the purchase or

sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not

individually redeemable and that owners of the Shares may acquire those Shares from the Fund

and tender those Shares for redemption to the Fund in Creation Units only.

3. The website for the Funds, which is and will be publicly accessible at no charge,

will contain on a per Share basis, for each Fund, the prior Business Day's NAV and the market

closing price or Bid/Ask Price, and a calculation of the premium or discount of the market

closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Adviser or any Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Kevin M. O'Neill
                                    Deputy Secretary